Mail Stop 6010

March 9, 2007

Mr. William A. Priddy, Jr.
Chief Financial Officer
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina

> **Re: RF Micro Devices, Inc.**
> **Form 10-K for the Fiscal Year Ended April 1, 2006**
> **Forms 10-Q for the Quarter Ended July 1, 2006, September 30, 2006 and**
>   **December 30, 2006**
> **File No. 000-22511**

Dear Mr. Priddy:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 1, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations for Fiscal Years 2006, 2005 and 2004, page 22

1.   We note that you present multiple non-GAAP financial measures here, including gross profit excluding share-based compensation expense, research and development excluding share-based compensation expense, marketing and selling excluding share-based compensation expense and general and administrative excluding share-based compensation expense. While this type of disclosure is helpful in describing same operating results from period to period, it removes focus from the excluded items and may be misleading to investors. Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.

Item 8. Financial Statements and Supplementary Data, page 32

Note 2. Summary of Significant Accounting Policies and Other Matters, page 37

-Accounting Periods, page 37

2.   We note that although your fiscal year ends on the Saturday closest to March 31st, you present consolidated balance sheets and income statements as of and for the periods ended March 31, 2006, 2005 and 2004. Please revise future filings to present your financial statements as of the actual end of your fiscal year.

-Revenue Recognition, page 39

3.   We note from your disclosures that you entered into arrangements to sell your products through distributors and manufacturers' representatives. Please tell us and revise your filing to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your distributions and if so, tell us how you account for price concessions.

4.   Further to the above, please tell us and revise your future filings to disclose the specific point in the earnings process in which you recognize revenue for the sale of your semiconductor products.

5.   We note that you provide warranties to your customers. Please revise your future filings to include the disclosures related to your warranties, to the extent material, required by paragraph 14 of FIIN 45.

- Intangible Assets and Goodwill, page 38

6.   You state that newly-acquired goodwill determinations are based on independent appraisals. Further, we note disclosures on page 28 and page 46 that indicate certain amounts in your consolidated financial statements are based in part on the work of independent appraisers. Please note that if in future periods you intend to incorporate your Form 10-K by reference into a registration statement, you will be required to identify the appraiser and include its consent. Otherwise, you may revise the filing, as appropriate.

Note 21. Geographic Information, page 54

7.   We note within MD&A you discuss how revenues from your various products impacted your results in each reported period. Please revise the notes to the financial statements in future filings to present the product line revenue disclosures required by paragraph 37 of SFAS 131.

Item 9A. Controls and Procedures, page 59

8.   We note your disclosure that your management, including [your] principal executive officer and principal financial officer, "concluded [your] disclosure controls and procedures are effective to enable the company to record, process, summarize and report in a timely manner the information that the company is required to disclose in its Exchange Act reports." Please revise your future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please note this comment also applies to your Form 10-Q for the period ended December 31, 2006.

Form 10-Q for the Quarter Ended December 31, 2006

Note 1. Basis of Presentation and Significant Accounting Policies, page 7

- Share-Based Compensation, page 8

9.   You state that you use implied volatility of market-traded options on your common stock for the expected volatility assumption input to the Black-Scholes option-pricing model.

Please tell us why you determined that implied volatility is more representative of future common stock price trends than historical volatility. Include in your response your evaluation of the factors listed in Questions 3 and 4 of SAB Topic 14.D.1. In future filings, provide the disclosures in Question 5 of SAB Topic 14.D.1, SEC Release No. FR-60 and Section V, "Critical Accounting Estimates," in SEC Release No. FR-72.

Form 8-K Filed on January 23, 2007

10.   We note that the earnings information furnished on Form 8-K includes numerous non-GAAP financial measures. Please address the following comments:

- On page 2 of the release, you present a table that appears to present non-GAAP revenue and non-GAAP gross margin. Please revise future filings to include the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K for each non-GAAP financial measure presented.
- In your presentation of the condensed consolidated statement of operations for the three and nine month periods, you present non-GAAP measures showing each of cost of goods sold, research and development, marketing and selling, general and administrative and other operating (income) expenses exclusive of share-based compensation. However, your discussion of the presentation of the non-GAAP financial measures on page 4 of the earnings release does not appear to address the presentation of these non-GAAP financial measures. Please revise future filings to include the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K for each non-GAAP financial measure presented.
- Further, we note that your reconciliation of GAAP to Non-GAAP Financial Measures includes numerous non-GAAP financial measures. Your discussion of the non-GAAP financial measures on page 4 of the earnings release is general and does not appear to address all of the measures presented here. Please revise future filings to provide the disclosures required by Item 10(e)(1)(i)(C) and (D) for each non-GAAP financial measure presented.

Please provide us with a sample of your proposed disclosure in future earnings releases. In preparing your draft disclosures, please consider the guidance in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. We may have further comment upon reviewing your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief